

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

<u>Via Email</u>
Janis Kalnins
Principal Executive Officer
Emerald Data Inc.
Atbrivosanas Aleja 5
Rezekne, Latvia

> **Re: Emerald Data Inc.**
> **Registration Statement on Form S-1**
> **Filed November 28, 2014**
> **File No. 333-200629**

Dear Mr. Kalnins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose the *net* proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. (emphasis added). Please refer to Item 501(b)(3) of Regulation S-K. In addition, please state that there is no guarantee that you will receive any proceeds from this offering. This comment also applies to the "Use of Proceeds" disclosure on page 13.

Prospectus Summary, page 6

2. You state here, as well as on page 25, that you intend to offer 4,000,000 shares when elsewhere throughout your prospectus you state that you plan to offer 2,000,000 shares. Please revise to clarify.

Use of Proceeds, page 13

3. You disclose approximately $8,850 in offering expenses on page 6 and elsewhere in this registration statement. Please explain to us why you are showing zero offering expenses here to derive your net proceeds, or revise your tabular presentation accordingly.   In this regard, please note net tangible book value per share after the offering should be calculated taking into consideration net proceeds after offering expenses. Refer to Item 506 of Regulation S-K.

4. Please discuss your plans in the event that substantially less than the maximum or 50% of proceeds are obtained and indicate the order of priority of your use of proceeds. Refer to Instruction 1 of Item 504 of Regulation S-K.

Dilution, page 13

5. Please revise your filing to reflect the appropriate increase in net tangible book value related to present stockholders if 100% of the shares are sold. In this regard, your current disclosure appears to be showing the net tangible book value per share after the offering as opposed to reflecting the increase in net tangible book value per share related to current stockholders.

Management's Discussion and Analysis or Plan of Operation, page 15

6. Please reconcile your disclosure in the second paragraph of this section that Mr. Kalnins has informally agreed to advance you funds if you are unable to raise capital through this offering with your disclosure in the fourth paragraph that you have no arrangements to raise additional cash, other than through this offering.

Plan of Operation, page 15

Development and manufacturing of the product, page 16

7. We note your disclosure that you have entered into agreements with "J AND K, LINHAI FEELWAY, MAGIC STYLE, NINGBO GRAND, NINGBO JIADA AND PATIO DESIGN[.]" Please clarify whether each of these entities will be designing and manufacturing products for you, and, if so, the type of products that each will design and manufacture.

8. We note that the total cost of the development of your products is listed at $6,500. Please clarify whether this sum includes funds for inventory or if the costs are solely for the development of designs and samples.

Establish relationship with Distributors and Operators, page 16

9. Please reconcile the disclosure here that your main clients are distributors with your disclosure in the Risk Factor section that you only have one customer.

Results of Operations, page 18

10. Please clarify how you derived revenues from August 15, 2014 to August 31, 2014, considering that your plan of operation calls for the development of your product and you currently have no inventory.

Liquidity and Capital Resources, page 18

11. You state here that your current cash on hand will be used to pay the fees and expenses of this offering, however, it appears that your fees and expenses for this offering ($8,850) are well in excess of your cash on hand. Also, your statements in the same paragraph that your president and director has verbally agreed to "loan the company funds to complete the registration process" suggests that he will be paying for some of the expenses of this offering. Please revise to clearly and consistently state how you intend to cover the expenses of this offering.

Description of Business, page 20

General, page 20

12. Please reconcile the disclosure that you "have revenues of $40,600" with the disclosure on page 18 where you state that you "have not generated any revenues." Please revise your filing to correct any similar disclosure discrepancies.

13. We note your disclosure in the Risk Factor section that you currently have one customer. Please disclose the name of this customer and the impact your dependence on this customer has on your business. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Product, page 20

14. Please clarify which table sets, chairs, sofas and other furniture you believe "are very popular outdoor [sic] in restaurants, resorts, private homes or just as stand-alone products" and state the basis for such statement.

15. Considering you have already generated limited sales, please also clarify to what extent you have already designed and manufactured some of your products.

Target Market, page 20

    16. Please clarify what you mean by "contemporary market." In this regard, we note that it is unclear whether you are discussing a specific type of product design or the type of customers you are aiming to attract.

Directors, Executive Officers, Promoter and Control Persons, page 23

    17. Please discuss the specific experience, qualifications, attributes or skills that led you to select Mr. Kalnins as your sole director. Please refer to Item 401(e)(1) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

    18. Please amend your filing to provide an audit report that covers the financial statements included within the prospectus. In this regard, the current audit opinion refers to the results of operations and cash flows for the years ended June 30, 2014 and 2013.

Notes to the Financial Statements, page F-7

Note 6: Income Taxes, page F-9

    19. Please amend your filing to provide all of the disclosures required by ASC 740-10-50 or tell us how your current disclosures substantially satisfy those requirements.

Exhibits, page 32

    20. Please file the form of subscription agreement that you plan to use in the offering as an exhibit to the registration statement. Please refer to Item 601(b)(4) of Regulation S-K.

Exhibit 5.1

    21. We note that counsel has "examined copies of the Registration Statement and all exhibits thereto *as well as the amendments to the Registration Statement*." (emphasis added). As this registration statement has no amendments, please have counsel revise his opinion to remove the italicized language above.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc: W. Scott Lawler, Esq.